September 19, 2019

Ellery Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

       Re: 1847 Holdings LLC
           Offering Statement on Form 1-A
           Filed August 23, 2019
           File No. 024-11064

Dear Mr. Roberts:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed August 23, 2019

General

1. In your Form 1-A filing, you state that you "expect to sell businesses [you] own from time to time when attractive opportunities arise." You also state that your "decision to sell a business will be based on [your] belief that the sale will provide [your] shareholders with a more favorable return on the investment than continued ownership, and will be consistent with the disposition criteria to be established by [your] company's board of directors from time to time." Please provide an analysis as to why the company is not a
      "special situation investment company." See Certain Prima Facie Investment Companies,
      Investment Company Act Release No. 10937 (Nov. 13, 1979).
Summary, page 1

2. With respect to your acquisition strategy, we note the statement on page 4 that you expect to acquire companies that "have been able to generate positive pro forma cash available
 Ellery Roberts
FirstName LastNameEllery Roberts
1847 Holdings LLC
Comapany 19, 2019 Holdings LLC
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         for distribution for a minimum of three years prior to acquisition." Please revise to disclose whether your current and previous acquisitions meet this and your other criteria described on page 4. We also note that your strategy includes possibly selling the companies you acquire. With respect to your Investment Company discussion on pages
         14, 16 and elsewhere, please advise us of the time horizon for such sales after the date of acquisition.
3. We note the statements that the securities being offered rank senior to your allocation shares and, unless agreed to by a majority of the public holders, pari passu or senior to future designated series of preferred. Please reconcile with disclosure elsewhere that (1)
         the allocation shares are "entitled to all profit allocations" and (2) the series A preferred shares "effectively rank junior to all existing and future indebtedness."
Use of Proceeds, page 42

4. We note that you intend to use the proceeds to pay off certain debt. Please disclose the interest rate and maturity of the indebtedness being paid with the proceeds. See
         Instruction 4 to Item 504 of Regulation S-K.
5. We note your statement that "the anticipated use of proceeds is not binding on us and is merely description of our current intentions" and that you "reserve the right to change the above use of proceeds if management believes it is in the best interests of our company."
         You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise your disclosure to discuss the contingencies to reserving the right to change the use of proceeds and the alternative uses. See Instruction
         7 to Item 504 of Regulation S-K.
Management's Discussion and Analysis, page 45

6. Please revise to discuss management's plan to remedy the material deficiency in liquidity and the "contingency plans to reduce or defer expenses and cash outlays should operations not improve," as referenced on page F-47. Please clarify the approximate amount of funds management believes is necessary "to implement our strategy and stay in business."
         Additionally, it is unclear why you state that you have financed operations "primarily"
         through cash flow from operations when you appear to have negative cash flow from operations. Please revise to clarify.
7. Where you summarize the notes and loans beginning on page 53, please provide aggregate figures for total debt coming due in the short and long term. Executive Compensation, page 104

8. We note that your Chief Executive Officer is employed and compensated by your manager. Item 402(m)(1) requires executive compensation disclosure even for transactions between the registrant and a third party where a purpose of the transaction is
 Ellery Roberts
FirstName LastNameEllery Roberts
1847 Holdings LLC
Comapany 19, 2019 Holdings LLC
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FirstName LastName
         to furnish compensation to any named executive officer. Please provide the disclosure required by Item 402(n) and (o) of Regulation S-K.
Transactions with Related Persons, page 106

9. Please revise to identify the parties and address the material terms of the agreements. For example, it is unclear what fees and other terms are associated with the license agreement with the manager for the use of "1847." As another non-exclusive example, please identify the "certain officers and related persons" who have advanced funds and the approximate timeframe when the advances were made and repaid.
1847 Holdings LLC Unaudited Consolidated Financial Statements for the Six Months Ended
June 30, 2019
Note 11 - Term Loans, page F-20

10. You indicate here and elsewhere in the filing that you are in default on various loan agreements and have classified such debt as current liabilities. Please disclose the terms of the specific debt covenants that were violated and explain why. If any were financial covenants, also disclose the actual covenant computations for each period as compared to the covenant requirement. In addition, tell us in detail how you determined that significant portions of your notes payable, loans payable and lease liabilities remain appropriately classified as long-term liabilities. If cross default provisions exist on any of these long-term liabilities, also explain why they weren't triggered. Refer to ASC 470-10-
         45 and ASC 470-10-55-4.
Note 20 - Subsequent Events, page F-36

11. Please revise your disclosures here and elsewhere in the filing where the Cornerstone acquisition is discussed to indicate its current status.
12. Please provide us with the significance computations you performed in determining that annual and interim financial statements and pro forma financial information were not required for the businesses being acquired in the Patriot purchase agreement. Refer to
         Rules 8-04 and 8-05 of Regulation S-X.
1847 Holdings LLC Audited Consolidated Financial Statements for the Fiscal Years Ended
December 31, 2018 and 2017
Note 18 - Income Taxes, page F-60

13. Given your disclosures on page 5 and elsewhere throughout the filing that you are classified as a partnership for U.S. federal income tax purposes and will not incur any U.S.
         federal income tax liability, please tell us and disclose the facts and circumstances resulting in your deferred tax assets and liabilities as of each balance sheet date and a (benefit) for income taxes for each period presented.
 Ellery Roberts
1847 Holdings LLC
September 19, 2019
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1847 Holdings LLC Unaudited Pro Forma Combined Financial Information, page F-82

14. Please provide pro forma statement of operations information for the six months ended
         June 30, 2019. Refer to Rule 8-05(b)(1) of Regulation S-X. Please also include Goedeker
         Television's interim financial statements for the three months ended March 31, 2019 and the comparable period in the preceding fiscal year. Refer to Rules 8-03 and 8-04(c) of
         Regulation S-X.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Joanna Lam at 202-551-3476 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameEllery Roberts
                                                             Division of
Corporation Finance
Comapany Name1847 Holdings LLC
                                                             Office of
Beverages, Apparel and
September 19, 2019 Page 4                                    Mining
FirstName LastName